SCHEDULE A
to the
ADVISORY AGREEMENT
dated March 2, 2012,
as amended November 11, 2014

(additions are included in bold and underlined)

between
EXCHANGE TRADED CONCEPTS TRUST
and
EXCHANGE TRADED CONCEPTS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate
Yorkville High Income MLP ETF	82 bps
YieldShares High Income ETF (formerly Sustainable North American Oil Sands ETF)	50 bps
Yorkville High Income Composite MLP ETF	82 bps
Yorkville High Income Infrastructure MLP ETF	82 bps
Forensic Accounting ETF	85 bps
VelocityShares Equal Risk Weighted Large Cap ETF	65 bps
Robo-StoxTM Global Robotics and Automation Index ETF	95 bps
Hull Tactical US ETF	150 bps
EMQQ The Emerging Markets Internet & Ecommerce ETF	86 bps

A-1